
RECEIVED
MAR - 2 2007
WASH. D.C.
199

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07005697

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12-31-2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MALORY INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1351 WESTWOOD BLVD. STE 102
(No. and Street)

LOS ANGELES, CA 90024-4940
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RONALD STEIN 310-710-8194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RONALD J. KLEKER, CPA
(Name – *if individual, state last, first, middle name*)

23241 VENTURA BLVD. SUITE 310, WOODLAND HILLS, CA 91364
(Address) (City) (State) (Zip Code)

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD STEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MALORY INVESTMENTS, LLC, as of DECEMBER 31, 2006, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & MANAGING MEMBER

Title

Jalleh Bamshad

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

22 (Date) day of February (Month), 2007 (Year), by

(1) Ronald Stein (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

[Signature] Signature of Notary Public



Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

MALORY INVESTMENTS, LLC.

Report Pursuant to Rule 17a-5 (d)

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2006

Ronald J. Kleker, C.P.A.
Kleker Accounting Services
Woodland Hills, CA 91364

<u>TABLE OF CONTENTS</u>

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

To the Managing Member of Malory Investments, LLC.

I have audited the accompanying statement of financial condition of Malory Investments, LLC as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Malory Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for the purposes of additional analysis, it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Woodland Hills, Calif.
February 16, 2007

Malory Investments, LLC
Statement of Financial Condition
(Balance Sheet)
December 31, 2006

ASSETS

CURRENT ASSETS		
Cash-City National Bank Checking Acct.	$	7,038
Prepaid Expenses		182
Deposits		0
		7,220
TOTAL ASSETS	$	7,220

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$	174
MEMBERS' EQUITY		
Beginning Equity		13,223
Current Year Increase		(6,177)
TOTAL STOCKHOLDER'S EQUITY		7,046
TOTAL LIABILITIES & MEMBERS' EQUITY	$	7,220

See accompanying notes to financial statements.

Malory Investments, LLC
Statement of Operations
For the Year Ended December 31, 2006

OPERATING INCOME	$ 9,710
OPERATING EXPENSES	
Bank Charges	7
Commissions & Fees Expense	6,950
Postage, Freight, & Delivery	212
Insurance	517
Professional Fees	2,600
Securities Registrations and Licenses	4,455
Supplies	119
Telephone Expense	213
Office & Misc. Expense	1,514
	$ 16,587
INCOME FROM OPERATIONS	(6,877)
PROVISION FOR TAXES (NOTE 1)	800
NET INCOME (LOSS)	$ (7,677)

See accompanying notes to financial statements

Malory Investments, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

EQUITY BALANCE

BALANCE, January 1, 2006	$	13,223
NET INCOME		(7,677)
MEMBER CONTRIBUTIONS		1,500
BALANCE, December 31, 2006	$	7,046

See accompanying notes to financial statements.

Malory Investments, LLC
Statement of Cash Flows
For the year ended December 31, 2006

Cash Flows from Operating Activities:		
Net Income	$	(7,677)
Adjustments:		
Decrease in Accounts Receivable		0
Decrease in Prepaid Expenses		2
Decrease in Deposits		0
Increase in Accounts Payable		82
Decrease in Accrued Expenses		0
Decrease in Franchise Taxes Payable		0
Net Increase (decrease) in cash provided by operating activities:		(7,593)
Cash Flow from (used for) Investment Activities		0
Cash Flows from Financing Activities		
Contribtuions from Members		1,500
		1,500
Net Cash Flows, All Sources		(6,093)
Beginning Cash		13,131
Ending Cash	$	7,038

Additional disclosures pursuant to the statement of cash flows:

a: There was no interest paid during 2006.

b: There was $800. in state franchise taxes paid during 2006.

See accompanying notes to financial statements

MALORY INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Operations-

Malory Investments, LLC (hereinafter referred to as "the company") is a California Limited Liability Company formed to engage in business as a securities broker/dealer. Its Articles of Organization were filed with the California Secretary of State on January 12, 2001. It is registered with the National Association of Securities Dealers (NASD) and Securities and Exchange Commission (SEC). The company has elected to report its operations based on the calendar year.

Securities Transactions-

The company plans to record transactions of a settlement date basis with related commission income and expenses also recorded on a settlement date.

Provision for Income Taxes-

The company has elected to file income taxes as a partnership and therefore will be taxed at the members' level for both federal and state purposes except for a tax on gross receipts (minimum $800.) for the State of California.

(2) NET CAPITAL REQUIREMENTS:

The company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1. As of December 31, 2006, aggregate indebtedness to net capital ratio of the company was .03 to 1. The company's net capital of $6,864 as defined under such rules was in excess of the minimum capital requirement of $5,000.

(3) USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Malory Investments, LLC
Net Capital Computation
December 31, 2006

Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1

Computation of Net Capital	
Total Assets	$ 7,220
Less: Total Liabilities	174
Net Ownership Equity qualified for Net Capital	7,046
Less: Non Allowable Assets	
Property & Equipment	0
Haircuts	0
Other Assets	182
Net Capital	6,864
Minimum Net Capital Requirement	5,000
Excess Net Capital	$ 1,864

See accompanying notes to financial statements.

Malory Investments, LLC
Reconciliation to Unaudited Reports
December 31, 2006

Schedule II Reconciliation of Audited to Unaudited Statements of Financial Condition & Computation of Basic Net Capital Requirements

Statement Regarding Reconciliations

All necessary year end adjustments were entered in the books of the company prior to the transmittal of the unaudited reports.

There are no differences between the unaudited and audited Statements of Financial Condition or Computations of Basic Net Capital Requirement

See accompanying notes to financial statements.

Ronald J. Kleker, C.P.A.
KLEKER ACCOUNTING SERVICES
23241 Ventura Blvd., Suite 310
Woodland Hills, CA 91364
Tel: 818-225-9970 Fax: 818-225-9990

Report of Independent Accountant on
Internal Accounting Control Required by SEC Rule 17a-5
and Rule 15c3-3

To the Managing Member of Malory Investments, LLC.

In planning and performing my audit of the financial statements of Malory Investments, LLC (hereafter referred to as the "Company") for the year ended December 31, 2006, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Pursuant to reporting requirements of Rule 15c3-3 relating to the physical possession and control of securities, the Company claims exemption from these requirements based on the exemptive provisions paragraphs (k)(1) of the rule. The Company has engaged only in activities within the scope of the exemption and does not carry security accounts for customers or perform any type of custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and procedures referred to in the preceding paragraph and to assess the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the company has the responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the degree of compliance with them may deteriorate.

My consideration of the internal control structure was made for the limited purpose described in the first paragraph and would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Malory Investments, LLC taken as a whole. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk the errors or irregularities, in amounts that would be material in relationship to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Woodland Hills, Calif.
February 16, 2007

END